SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)1

Pennsylvania Real Estate Investment Trust

(Name of Issuer)

Beneficial Interest, par value $1.00 per share

7.375% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

7.20% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

6.875% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

(Title of Class of Securities)

709102107

709102503

709102602

709102701

(CUSIP Number)

CHRISTOPHER SWANN

CYGNUS CAPITAL, INC.

3060 Peachtree Road NW, Suite 1080

Atlanta, Georgia 30305

(404) 465-3685

ELIZABETH GONZALEZ- SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 25, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 709102107, 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		815,149 shares of Beneficial Interest 79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

815,149 shares of Beneficial Interest 79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

815,149 shares of Beneficial Interest 79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0% of the outstanding shares of Beneficial Interest

2.3% of the outstanding shares of Series B Preferred Stock
1.5% of the outstanding shares of Series C Preferred Stock
2.0% of the outstanding shares of Series D Preferred Stock

14	TYPE OF REPORTING PERSON

OO

CUSIP No. 709102107, 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		630,317 shares of Beneficial Interest 35,362 shares of Series B Preferred Stock 62,500 shares of Series C Preferred Stock 16,500 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

630,317 shares of Beneficial Interest 35,362 shares of Series B Preferred Stock 62,500 shares of Series C Preferred Stock 16,500 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

630,317 shares of Beneficial Interest 35,362 shares of Series B Preferred Stock 62,500 shares of Series C Preferred Stock 16,500 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Beneficial Interest

1.0% of the outstanding shares of Series B Preferred Stock
Less than 1% of the outstanding shares of Series C Preferred Stock
Less than 1% of the outstanding shares of Series D Preferred Stock

14	TYPE OF REPORTING PERSON

OO

CUSIP No. 709102107, 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 165,000 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 165,000 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 165,000 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3% of the outstanding shares of Series B Preferred Stock 3.1% of the outstanding shares of Series C Preferred Stock 3.3% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 709102107, 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		41,485 shares of Series B Preferred Stock 71,781 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

41,485 shares of Series B Preferred Stock 71,781 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,485 shares of Series B Preferred Stock 71,781 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% of the outstanding shares of Series B Preferred Stock 1.4% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 709102107, 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus Capital Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		815,149 shares of Beneficial Interest 79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

815,149 shares of Beneficial Interest 79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

815,149 shares of Beneficial Interest 79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0% of the outstanding shares of Beneficial Interest

2.3% of the outstanding shares of Series B Preferred Stock
1.5% of the outstanding shares of Series C Preferred Stock
2.0% of the outstanding shares of Series D Preferred Stock

14	TYPE OF REPORTING PERSON

OO

CUSIP No. 709102107, 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		815,149 shares of Beneficial Interest 79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

815,149 shares of Beneficial Interest 79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

815,149 shares of Beneficial Interest 79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0% of the outstanding shares of Beneficial Interest

2.3% of the outstanding shares of Series B Preferred Stock
1.5% of the outstanding shares of Series C Preferred Stock
2.0% of the outstanding shares of Series D Preferred Stock

14	TYPE OF REPORTING PERSON

OO

CUSIP No. 709102107, 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus Capital Real Estate Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		630,317 shares of Beneficial Interest 224,649 shares of Series B Preferred Stock 272,979 shares of Series C Preferred Stock 253,281 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

630,317 shares of Beneficial Interest 224,649 shares of Series B Preferred Stock 272,979 shares of Series C Preferred Stock 253,281 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

630,317 shares of Beneficial Interest 224,649 shares of Series B Preferred Stock 272,979 shares of Series C Preferred Stock 253,281 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Beneficial Interest

6.5% of the outstanding shares of Series B Preferred Stock
4.0% of the outstanding shares of Series C Preferred Stock
5.1% of the outstanding shares of Series D Preferred Stock

14	TYPE OF REPORTING PERSON

OO

CUSIP No. 709102107, 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		1,445,466 shares of Beneficial Interest 303,948 shares of Series B Preferred Stock 376,204 shares of Series C Preferred Stock 351,891 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,445,466 shares of Beneficial Interest 303,948 shares of Series B Preferred Stock 376,204 shares of Series C Preferred Stock 351,891 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,445,466 shares of Beneficial Interest 303,948 shares of Series B Preferred Stock 376,204 shares of Series C Preferred Stock 351,891 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8% of the outstanding shares of Beneficial Interest

8.8% of the outstanding shares of Series B Preferred Stock
5.5% of the outstanding shares of Series C Preferred Stock
7.0% of the outstanding shares of Series D Preferred Stock

14	TYPE OF REPORTING PERSON

CO

CUSIP No. 709102107, 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Christopher Swann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY OWNED BY		1,000 shares of Beneficial Interest 4,000 shares of Series D Preferred Stock
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH

190,000 shares of Beneficial Interest

1,445,466 shares of Beneficial Interest

303,948 shares of Series B Preferred Stock
376,204 shares of Series C Preferred Stock
351,891 shares of Series D Preferred Stock

	9	SOLE DISPOSITIVE POWER

1,000 shares of Beneficial Interest 4,000 shares of Series D Preferred Stock
	10	SHARED DISPOSITIVE POWER

190,000 shares of Beneficial Interest

1,445,466 shares of Beneficial Interest

303,948 shares of Series B Preferred Stock
376,204 shares of Series C Preferred Stock
351,891 shares of Series D Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,636,466 shares of Beneficial Interest 303,948 shares of Series B Preferred Stock 376,204 shares of Series C Preferred Stock 355,891 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1% of the outstanding shares of Beneficial Interest

8.8% of the outstanding shares of Series B Preferred Stock
5.5% of the outstanding shares of Series C Preferred Stock
7.1% of the outstanding shares of Series D Preferred Stock

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 709102107, 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Series B Preferred Stock Less than 1% of the outstanding shares of Series C Preferred Stock 1.5% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 709102107, 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Series B Preferred Stock Less than 1% of the outstanding shares of Series C Preferred Stock 1.5% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 709102107, 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Ryan J. Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Series B Preferred Stock Less than 1% of the outstanding shares of Series C Preferred Stock 1.5% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 709102107, 709102503, 709102602, 709102701

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated as follows:

This statement relates to the following securities (collectively, the “Securities”) of Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust (the “Issuer”):

(a)	Beneficial Interest, par value $1.00 per share (the “Beneficial Interest”);[1]

(b)	7.375% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share (the “Series B Preferred Stock”);

(c)	7.20% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share (the “Series C Preferred Stock”); and

(d)	6.875% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share (the “Series D Preferred Stock”, and together with the Series B Preferred Stock and Series C Preferred Stock, the “Outstanding Preferred Stock”).

The address of the principal executive offices of the Issuer is One Commerce Square, 2005 Market Street, Suite 1000, Philadelphia, Pennsylvania 19103.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)       This statement is filed by:

(i)	Cygnus Opportunity Fund, LLC, a Delaware limited liability company (“Cygnus Opportunity”), with respect to the Securities owned directly by it;

(ii)	Cygnus Property Fund IV, LLC, a Delaware limited liability company (“Cygnus IV”), with respect to the Securities owned directly by it;

(iii)	Cygnus Property Fund V, LLC, a Delaware limited liability company (“Cygnus V”), with respect to the Securities owned directly by it;

(iv)	Cygnus Property Fund VI, LLC, a Delaware limited liability company (“Cygnus VI”), with respect to the Securities owned directly by it;

(v)	Cygnus Capital Advisers, LLC, a Wyoming limited liability company (“Cygnus Capital”), as the investment adviser of Cygnus Opportunity;

1 The shares of Beneficial Interest beneficially owned by certain of the Reporting Persons as reported herein are being reported on a voluntary basis.

CUSIP No. 709102107, 709102503, 709102602, 709102701

(vi)	Cygnus General Partners, LLC, a Wyoming limited liability company (“Cygnus GP”), as the managing member of Cygnus Opportunity;

(vii)	Cygnus Capital Real Estate Advisors II, LLC, a Wyoming limited liability company (“Cygnus Property GP”), as the general partner and investment advisor of each of Cygnus IV, Cygnus V and Cygnus VI;

(viii)	Cygnus Capital, Inc., a Wyoming corporation (“Cygnus”), as the managing member of each of Cygnus Capital, Cygnus GP and Cygnus Property GP;

(ix)	Christopher Swann, with respect to the Securities owned directly and indirectly by him, including as the President and CEO of Cygnus;

(x)	Privet Fund LP, a Delaware limited partnership (“Privet Fund”), with respect to the Securities owned directly by it;

(xi)	Privet Fund Management LLC, a Delaware limited liability company (“Privet Fund Management”), as the general partner and investment manager of Privet Fund; and

(xii)	Ryan J. Levenson, with respect to the Securities owned indirectly by him as the managing member of Privet Fund Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A to the Schedule 13D is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Cygnus. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of each of Cygnus Opportunity, Cygnus IV, Cygnus V, Cygnus VI, Cygnus Capital, Cygnus GP, Cygnus Property GP, Cygnus, and Mr. Swann is 3060 Peachtree Road NW, Suite 1080, Atlanta, Georgia 30305. The principal business address of each of Privet Fund, Privet Fund Management and Mr. Levenson is 79 West Paces Ferry Road, Suite 200B, Atlanta, Georgia 30305.

(c)       The principal business of each of Cygnus Opportunity, Cygnus IV, Cygnus V, Cygnus VI and Privet Fund is investing in securities. The principal business of Cygnus Capital is serving as the investment adviser to Cygnus Opportunity. The principal business of Cygnus GP is serving as the general partner of Cygnus Opportunity. The principal business of Cygnus Property GP is serving as the general partner and investment adviser to each of Cygnus IV and Cygnus V. The principal business of Cygnus is serving as the managing member of each of Cygnus Capital, Cygnus GP and Cygnus Property GP. The principal business of Privet Fund Management is serving as the general partner and investment manager of Privet Fund. The principal occupation of Mr. Levenson is serving as the managing member of Privet Fund Management.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Swann and Levenson are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Securities purchased by each of Cygnus Opportunity, Cygnus IV, Cygnus V, Cygnus VI and Privet Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 815,149 shares of Beneficial Interest, 79,299 shares of Series B Preferred Stock, 103,225 shares of Series C Preferred Stock and 98,610 shares of Series D Preferred Stock beneficially owned by Cygnus Opportunity is approximately $1,415,499, $744,779, $891,292 and $879,070, respectively, excluding brokerage commissions. The aggregate purchase price of the 630,317 shares of Beneficial Interest, 35,362 shares of Series B Preferred Stock, 62,500 shares of Series C Preferred Stock and 16,500 shares of Series D Preferred Stock beneficially owned by Cygnus IV is approximately $774,733, $329,830, $567,902 and $151,718, respectively, excluding brokerage commissions. The aggregate purchase price of the 147,802 shares of Series B Preferred Stock, 210,479 shares of Series C Preferred Stock and 165,000 shares of Series D Preferred Stock beneficially owned by Cygnus V is approximately $951,262, $1,326,313 and $1,140,027, respectively, excluding brokerage commissions. The aggregate purchase price of the 41,485 shares of Series B Preferred Stock and 71,781 shares of Series D Preferred Stock beneficially owned by Cygnus VI is approximately $324,544 and $557,997, respectively, excluding brokerage commissions. The aggregate purchase price of the 2,910 shares of Series B Preferred Stock, 32,836 shares of Series C Preferred Stock and 73,227 shares of Series D Preferred Stock beneficially owned by Privet Fund is approximately $15,695, $206,726 and $495,041, respectively, excluding brokerage commissions.

The Securities purchased by Mr. Swann personally, including Securities held in an account by his spouse, which Mr. Swann shares voting and dispositive power over, and an individual retirement account in Mr. Swann’s name, were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 191,000 shares of Beneficial Interest and 4,000 shares of Series D Preferred Stock beneficially owned by Mr. Swann is approximately $195,167 and $31,666, respectively, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, on February 18, 2022, Cygnus V delivered a letter to the Issuer (the “Nomination Letter”), dated February 18, 2022, nominating two highly qualified director candidates, Ryan J. Levenson and Christopher Swann, (collectively, the “Nominees”), for election to the Board as Preferred Stock Trustees at the Issuer’s 2022 annual meeting of shareholders (the “Annual Meeting”). On February 28, 2022, Cygnus issued a press release and open letter to the Issuer’s shareholders notifying shareholders of the nomination of the Nominees for election at the Annual Meeting and describing Cygnus’ views concerning the opportunity for value creation at the Issuer. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)(b) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Securities, and percentage of the outstanding Securities, beneficially owned by each of the Reporting Persons, respectively. See rows (7) through (10) of the cover page to this Schedule 13D for the number of Securities as to which the Reporting Persons have the sole or shared power to vote or direct the vote of and sole or shared power to dispose or to direct the disposition of.

The aggregate percentage of Securities reported owned by each Reporting Person is based upon (i) 79,537,000 shares of Beneficial Interest, (ii) 3,450,000 shares of Series B Preferred Stock outstanding, (iii) 6,900,000 shares of Series C Preferred Stock outstanding and (iv) 5,000,000 shares of Series D Preferred Stock outstanding as of November 3, 2021, with respect to the Beneficial Interest, and September 30, 2021, with respect to Outstanding Preferred Stock, as set forth on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

(c) The transactions in the Securities since the filing of Amendment No. 1 to the Schedule 13D by certain of the Reporting Persons, and the transactions in the Securities by or on behalf of Privet Fund, Privet Fund Management and Mr. Levenson during the past sixty days, are set forth on Schedule A attached hereto and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 28, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Securities to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1       Press Release, dated February 28, 2022.

99.2       Joint Filing Agreement by and among Cygnus Opportunity Fund, LLC, Cygnus Property Fund IV, LLC, Cygnus Property Fund V, LLC, Cygnus Property Fund VI, LLC, Cygnus Capital Advisers, LLC, Cygnus General Partners, LLC, Cygnus Capital Real Estate Advisors II, LLC, Cygnus Capital, Inc., Christopher Swann, Privet Fund LP, Privet Fund Management LLC and Ryan J. Levenson, dated February 28, 2022.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2022

Cygnus Opportunity Fund, LLC

By:	Cygnus General Partners, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund IV, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund V, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

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Cygnus Property Fund VI, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Advisers, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus General Partners, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Real Estate Advisors II, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital, Inc.

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

/s/ Christopher Swann
Christopher Swann

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Privet Fund LP

By:	Privet Fund Management LLC, its general partner

By:	/s/ Ryan J. Levenson
	Name:	Ryan J. Levenson
	Title:	Managing Member

Privet Fund Management LLC

By:	/s/ Ryan J. Levenson
	Name:	Ryan J. Levenson
	Title:	Managing Member

/s/ Ryan J. Levenson
Ryan J. Levenson

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SCHEDULE A

Transactions in the Securities Since the Filing of Amendment No. 1 to the Schedule 13D1

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

Privet Fund LP

Purchase of Series B Preferred Stock	2,910	5.3936[2]	02/24/2022
Purchase of Series C Preferred Stock	12,552	5.3189[3]	02/24/2022
Purchase of Series D Preferred Stock	6,684	5.2756[4]	02/24/2022
Purchase of Series C Preferred Stock	20,284	6.9002[5]	02/25/2022
Purchase of Series D Preferred Stock	66,543	6.9095[6]	02/25/2022

1 The transactions listed herein represent all transactions in the Securities by or on behalf of Privet Fund, Privet Fund Management or Mr. Levenson during the past sixty days.

2 The price reported is a weighted average price. The Securities were purchased in multiple transactions at prices ranging from $5.2500 to $5.4900. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Securities purchased at each separate price within the range set forth in this footnote 2.

3 The price reported is a weighted average price. The Securities were purchased in multiple transactions at prices ranging from $4.8000 to $5.5000. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Securities purchased at each separate price within the range set forth in this footnote 3.

4 The price reported is a weighted average price. The Securities were purchased in multiple transactions at prices ranging from $4.8000 to $5.4600. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Securities purchased at each separate price within the range set forth in this footnote 4.

5 The price reported is a weighted average price. The Securities were purchased in multiple transactions at prices ranging from $6.2500 to $7.0000. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Securities purchased at each separate price within the range set forth in this footnote 5.

6 The price reported is a weighted average price. The Securities were purchased in multiple transactions at prices ranging from $6.2900 to $7.0000. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Securities purchased at each separate price within the range set forth in this footnote 6.